UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 9, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated October 9, 2007
         CDC Corporation Ranked Number 5 Among the 50 Fastest Growing
         Technology Companies in Georgia

1.02     Press release dated October 11, 2007
         CDC Games and Sonokong expand Their Successful China Partnership
         To Include New Online Game

1.03     Press release dated October 15, 2007
         CDC Games Receives Multiple Prestigious Awards for Its Popular
         Games in China

1.04     Press release dated October 16, 2007
         Litehouse Foods Measures Dramatic Results with CDC Software’s
         Manufacturing Operations Management Solution

1.05     Press release dated October 17, 2007
         CDC Games Sues Mgame for Breach of Contract

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 17, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated October 9, 2007 -- CDC Corporation Ranked Number 5 Among the 50 Fastest Growing Technology Companies in Georgia
1.02	Press release dated October 11, 2007 -- CDC Games and Sonokong expand Their Successful China Partnership To Include New Online Game
1.03	Press release dated October 15, 2007 -- CDC Games Receives Multiple Prestigious Awards for Its Popular Games in China
1.04	Press release dated October 16, 2007 -- Litehouse Foods Measures Dramatic Results with CDC Software’s Manufacturing Operations Management Solution
1.05	Press release dated October 17, 2007 -- CDC Games Sues Mgame for Breach of Contract